Exhibit (13)(e)

June 30, 2008

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, CA 90017

Re: Reorganization of the TCW Equities Fund

Gentlemen:

This is to confirm that TCW Investment Management Company has agreed to cap the expenses for the Focused Equities Fund at the lower, pre-merger expense ratio of the Class I shares of the Equities Fund and the Class N shares of the Focused Equities Fund for a period of one year after the transfer of all of the assets and liabilities of the Equities Fund to the Focused Equities Fund.

Very truly yours,

/s/ William C. Sonneborn
William C. Sonneborn
President